NUMBEER, INC.

January 28, 2011

Via EDGAR Only

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Re:  Numbeer, Inc.
        Form 10-K for the year ended May 31, 2010
        Filed September 1, 2010
                   Form 10-Q for the quarterly period ended August 31, 2010
        Filed October 20, 2010
        File No. 333-153172

To Whom It May Concern:

Please be advised that I am the duly authorized President, Treasurer and Secretary of Numbeer, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated January 13, 2011, with respect to the above-referenced filings (the “Comment Letter”), and to illustrate the amendments made to the filings on Form 10-Q/A filed concurrently herewith.  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience and edits are in a revision-noted formatting to show changes.

Form 10-Q for the quarterly period ended August 31, 2010

Certifications

1.
We note that Mr. English’s certifications filed pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 incorrectly refer to your annual report on Form 10-K-A for the fiscal year ended May 31, 2010.  Please further amend your Form 10-Q for the period ended August 31, 2010 to include certifications that correctly refer to the amended 10-Q for the quarterly period ended August 31, 2010.  Also revise paragraph 4(d) in Exhibit 31.1 and paragraph 2 in Exhibit 32.1 to refer to the correct fiscal quarter and quarterly report, respectively.

Our Form 10-Q has been amended to include the proper references for the Form 10-Q quarterly period ended August 31, 2010 in the certifications filed pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or require any further information, please do not hesitate to contact us.

`	Sincerely,

NUMBEER, INC.
	By:	/s/ Michael Allan English
Michael Allan English
President, Secretary Treasurer, Principal Executive Officer, Principal Financial Officer and sole Director

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112 North Curry Street, Carson City, NV 89703-4934 •  Phone: (775) 321-8216